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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Click Commerce, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Common Stock with par value of $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   18681D-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Jeffrey Horing
                       Insight Venture Associates III, LLC
                                680 Fifth Avenue
                            New York, New York 10019
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 24, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 15


CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


                Insight Venture Associates III, LLC
--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group (See Instructions)


         (a)  /X/


         (b)  / /
--------------------------------------------------------------------------------
      3. SEC Use Only
--------------------------------------------------------------------------------
      4. Source of Funds (See Instructions)          WC
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
      6. Citizenship or Place of Organization       Insight Venture Associates
         III, LLC is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
Number of
Shares            7.  Sole Voting Power                0
Beneficially      --------------------------------------------------------------
Owned by          8.  Shared Voting Power              1,524,169
Each              --------------------------------------------------------------
Reporting         9.  Sole Dispositive Power           0
Person With       --------------------------------------------------------------
                  10. Shared Dispositive Power         1,524,169
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person
          1,524,169
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
      13. Percent of Class Represented by Amount in Row (11)       18.9%
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)              OO
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 3 of 15


CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


                Insight Capital Partners III, L.P.
--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group (See Instructions)


         (a) /X/


         (b) / /
--------------------------------------------------------------------------------
      3. SEC Use Only
--------------------------------------------------------------------------------
      4. Source of Funds (See Instructions)          WC
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
      6. Citizenship or Place of Organization Insight Capital Partners III, L.P. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
Number of
Shares           7.  Sole Voting Power                 1,071,092
Beneficially     ---------------------------------------------------------------
Owned by
Each             8.  Shared Voting Power               0
Reporting        ---------------------------------------------------------------
Person With      9.  Sole Dispositive Power            1,071,092
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power          0
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person
          1,071,092
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
      13. Percent of Class Represented by Amount in Row (11)    13.3%
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)             PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 4 of 15


CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


         Insight Capital Partners III Co-Investors, L.P.
--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) /X/


         (b) / /
--------------------------------------------------------------------------------
      3. SEC Use Only
--------------------------------------------------------------------------------
      4. Source of Funds (See Instructions)          WC
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
      6. Citizenship or Place of Organization   Insight Capital Partners III
         Co-Investors, L.P. is organized under the laws of the State of
         Delaware
--------------------------------------------------------------------------------
Number of
Shares            7.  Sole Voting Power                 187,748
Beneficially      --------------------------------------------------------------
Owned by          8.  Shared Voting Power               0
Each              --------------------------------------------------------------
Reporting         9.  Sole Dispositive Power            187,748
Person With       --------------------------------------------------------------
                  10. Shared Dispositive Power          0
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person
          187,748
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
      13. Percent of Class Represented by Amount in Row (11)       2.3%
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)              PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 5 of 15


CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


               Insight Capital Partners (Cayman) III, L.P.
--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) /X/


         (b) / /
--------------------------------------------------------------------------------
      3. SEC Use Only
--------------------------------------------------------------------------------
      4. Source of Funds (See Instructions)          WC
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
      6. Citizenship or Place of Organization       Insight Capital Partners
         (Cayman) III, L.P. is organized under the laws of the Cayman Islands.
--------------------------------------------------------------------------------
Number of
Shares            7.  Sole Voting Power                 265,329
Beneficially      --------------------------------------------------------------
Owned by          8.  Shared Voting Power               0
Each              --------------------------------------------------------------
Reporting         9.  Sole Dispositive Power            265,329
Person With       --------------------------------------------------------------
                  10. Shared Dispositive Power          0
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person
          265,329
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
      13. Percent of Class Represented by Amount in Row (11)     3.3%
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)            PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 6 of 15

CUSIP No.    18681D-10-9
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Jeffrey Horing
--------------------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a) [X]

              (b) [ ]
--------------------------------------------------------------------------------
         3.   SEC Use Only
--------------------------------------------------------------------------------
         4.   Source of Funds (See Instructions)          PF
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
         6.   Citizenship or Place of Organization        USA

Number of               7.    Sole Voting Power                        9,523
Shares                  --------------------------------------------------------
Beneficially            8.    Shared Voting Power                  1,524,169
Owned by                --------------------------------------------------------
Each                    9.    Sole Dispositive Power                   9,523
Reporting               --------------------------------------------------------
Person With             10.   Shared Dispositive Power             1,524,169
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,533,692
--------------------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares (See Instructions)
--------------------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)       19.1%
--------------------------------------------------------------------------------
         14.  Type of Reporting Person (See Instructions)                 IN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 7 of 15

CUSIP No.    18681D-10-9
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Scott Maxwell
--------------------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a) [X]

              (b) [ ]
--------------------------------------------------------------------------------
         3.   SEC Use Only
--------------------------------------------------------------------------------
         4.   Source of Funds (See Instructions)          PF
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
         6.   Citizenship or Place of Organization       USA

Number of               7.    Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8.    Shared Voting Power                  1,524,169
Owned by                --------------------------------------------------------
Each                    9.    Sole Dispositive Power                       0
Reporting               --------------------------------------------------------
Person With             10.   Shared Dispositive Power             1,524,169
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,524,169
--------------------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares (See Instructions)
--------------------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)          18.9%
--------------------------------------------------------------------------------
         14.  Type of Reporting Person (See Instructions)                    IN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 8 of 15

CUSIP No.    18681D-10-9
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Jerry Murdock
--------------------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a) [X]

              (b) [ ]
--------------------------------------------------------------------------------
         3.   SEC Use Only
--------------------------------------------------------------------------------
         4.   Source of Funds (See Instructions)          PF
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
         6.   Citizenship or Place of Organization        USA

Number of               7.    Sole Voting Power                       45,183
Shares                  --------------------------------------------------------
Beneficially            8.    Shared Voting Power                  1,524,169
Owned by                --------------------------------------------------------
Each                    9.    Sole Dispositive Power                  45,183
Reporting               --------------------------------------------------------
Person With             10.   Shared Dispositive Power             1,524,169
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,569,352
--------------------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares (See Instructions)
--------------------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)           19.5%
--------------------------------------------------------------------------------
         14.  Type of Reporting Person (See Instructions)                     IN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 9 of 15

CUSIP No.    18681D-10-9
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Deven Parekh
--------------------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a) [X]

              (b) [ ]
--------------------------------------------------------------------------------
         3.   SEC Use Only
--------------------------------------------------------------------------------
         4.   Source of Funds (See Instructions)          PF
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
         6.   Citizenship or Place of Organization       USA
--------------------------------------------------------------------------------
Number of               7.    Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8.    Shared Voting Power                  1,524,169
Owned by                --------------------------------------------------------
Each                    9.    Sole Dispositive Power                       0
Reporting               --------------------------------------------------------
Person With             10.   Shared Dispositive Power             1,524,169
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,524,169
--------------------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares (See Instructions)
--------------------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)          18.9%
--------------------------------------------------------------------------------
         14.  Type of Reporting Person (See Instructions)                    IN
--------------------------------------------------------------------------------

Schedule 13D                                                       Page 10 of 15

CUSIP No.    18681D-10-9
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Peter Sobiloff
--------------------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a) [X]

              (b) [ ]
--------------------------------------------------------------------------------
         3.   SEC Use Only
--------------------------------------------------------------------------------
         4.   Source of Funds (See Instructions)          PF
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
         6.   Citizenship or Place of Organization       USA
--------------------------------------------------------------------------------
Number of               7.    Sole Voting Power                        9,523
Shares                  --------------------------------------------------------
Beneficially            8.    Shared Voting Power                  1,524,169
Owned by                --------------------------------------------------------
Each                    9.    Sole Dispositive Power                   9,523
Reporting               --------------------------------------------------------
Person With             10.   Shared Dispositive Power             1,524,169
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,533,692
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)          19.1%
--------------------------------------------------------------------------------
         14.  Type of Reporting Person (See Instructions)                    IN
--------------------------------------------------------------------------------

Schedule 13D                                                       Page 11 of 15

ITEM 1.  SECURITY AND ISSUER

      The title of the class of equity securities of Click Commerce, Inc., a Delaware corporation (the "Issuer"), to which this statement relates is the Issuer's Common Stock, par value $0.001 per share (the "Common Stock"). The address of the principal executive office of the Issuer is 200 East Randolph Drive, Suite 4900, Chicago, IL 60601.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is being filed on behalf of Insight Venture Associates III, LLC, a Delaware limited liability company ("Insight Venture Associates"), Insight Capital Partners, III, L.P., a Delaware limited partnership ("Capital Partners"), Insight Capital Partners III Co-Investors, L.P., a Delaware limited partnership ("Co-Investor Partners"), Insight Capital Partners (Cayman) III, L.P., a Cayman Islands limited partnership ("Cayman Partners"), Jeffrey Horing, Scott Maxwell, Jerry Murdock, Deven Parekh and Peter Sobiloff (each a "Reporting Person" and collectively, the "Reporting Persons"). Insight Venture Associates, Capital Partners, Co-Investor Partners and Cayman Partners are sometimes referred to herein as the "Insight Entity Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 99.1. Each of Capital Partners, Co-Investor Partners and Cayman Partners is engaged in the venture capital business.

     Insight Venture Associates is the general partner of each of Capital Partners, Co-Investor Partners and Cayman Partners, and as such may be deemed to be the beneficial owner of all shares held by Capital Partners, Co-Investor Partners and Cayman Partners. The principal business of Insight Venture Associates is serving as the general partner to each of Capital Partners, Co-Investor Partners and Cayman Partners. The managing members of Insight Venture Associates are Messrs. Horing, Maxwell, Murdock, Parekh and Sobiloff (the "Managing Directors"), and as such each of the Managing Directors may be deemed to be beneficial owners of all of the shares beneficially owned by Insight Venture Associates. Each of the Reporting Persons (other than Messrs. Horing, Murdock and Sobiloff) disclaims beneficial ownership of any shares of Common Stock held solely in the names of Messrs. Horing, Murdock or Sobiloff, respectively. In addition, Messrs. Horing, Murdock and Sobiloff each intends to donate 9,523 shares of Common Stock to a charitable organization in the future. The principal occupation of each of Messrs. Horing, Maxwell, Murdock, Parekh and Sobiloff is serving as a Managing Director of Insight Venture Associates, and each Managing Director is a citizen of the United States. The executive office of each of the Reporting Persons is 680 Fifth Avenue, New York, NY 10019.

      None of the Reporting Persons nor any general partner of any of the Reporting Persons have during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      None of the Reporting Persons nor any general partner of any of the Reporting Persons have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 24, 2003, Insight Venture Management, LLC ("Insight Management"), an affiliate of the Reporting Persons, delivered to the Issuer a non-binding letter of intent regarding the potential acquisition (the "Acquisition") of the Issuer's operating assets and certain related operating liabilities, by Insight Management or one or more of the Insight Entity Reporting Persons or their affiliates, for $3.0 million (the "Letter of Intent"). As set forth in the Letter of Intent, immediately following the Acquisition, the Issuer would be required to distribute to its stockholders any cash balances remaining in the Issuer. By letter dated March 3, 2003, the Issuer's Board of Directors rejected Insight Management's Acquisition proposal. Insight Management, in an effort to express its continued interest in a transaction with the Issuer, delivered to the Issuer a revised non-binding letter of intent, dated March 4, 2003 (the "Revised Letter"), regarding the potential acquisition (the "Revised Offer") of all outstanding shares of Issuer's Common Stock by Insight Management or one or more of the Insight Entity Reporting Persons or their affiliates, for cash at a price per share of Common Stock between $3.55 and $3.80. A copy of the Letter of Intent and the Revised Letter are filed as Exhibit 99.2 and Exhibit 99.3 hereto, respectively, and each is incorporated by reference into this Item 3. The funds to be used by the Insight Entity Reporting Persons for the Revised Offer will be obtained from the Insight Entity Reporting Persons' contributed capital funds.

Schedule 13D                                                       Page 12 of 15


ITEM 4:  PURPOSE OF TRANSACTION

      The purpose of the Revised Offer is to enable one or more of the Insight Entity Reporting Persons or their affiliates to acquire all of the outstanding Common Stock of the Issuer, subject to the terms and conditions set forth in the Revised Letter. Any references to or descriptions of the Revised Offer are qualified in their entirety by reference to the Letter of Intent and the Revised Letter, which are incorporated by reference herein in their entirety.

      Subject to the factors discussed below, the Reporting Persons may purchase additional shares of Common Stock, or rights to purchase shares of Common Stock, through open market or privately negotiated transactions, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations. The Reporting Persons intend to review on a continuing basis various factors relating to each Reporting Person's investment in Issuer, including but not limited to Issuer's business and prospects, the price and availability of Issuer's securities, subsequent developments affecting Issuer, other investment and business opportunities available to the Reporting Persons, the Reporting Persons' general investment and trading policies, market conditions, or other factors. Based on these factors, the Reporting Persons may at any time decide to purchase additional securities of Issuer and may determine to sell all or part of their investment in Issuer.

      Other than as indicated above, the Reporting Persons have no other present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix). The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Based on 8,040,115 shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ending September 30, 2002, filed on November 14, 2002:

      (a)

            (i) Amount beneficially owned

                  Insight Venture Associates III, LLC                 1,524,169
                  Insight Capital Partners III, L.P.                  1,071,092
                  Insight Capital Partners III Co-Investors, L.P.       187,748

Schedule 13D                                                       Page 13 of 15

                  Insight Capital Partners (Cayman) III, L.P.                    265,329
                  Jeffrey Horing                                               1,533,692
                  Scott Maxwell                                                1,524,169
                  Jerry Murdock                                                1,569,352
                  Deven Parekh                                                 1,524,169
                  Peter Sobiloff                                               1,533,692
                                                                               ---------
                  Aggregate as of March 6, 2003                                1,588,398

            (ii)  Percent of Class

                  Insight Venture Associates III, LLC                          18.9%
                  Insight Capital Partners III, L.P.                           13.3%
                  Insight Capital Partners III Co-Investors, L.P.               2.3%
                  Insight Capital Partners (Cayman) III, L.P.                   3.3%
                  Jeffrey Horing                                               19.1%
                  Scott Maxwell                                                18.9%
                  Jerry Murdock                                                19.5%
                  Deven Parekh                                                 18.9%
                  Peter Sobiloff                                               19.1%
                                                                               -----
                  Aggregate as of March 6, 2003                                19.8%

      (b)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote

                  Insight Venture Associates III, LLC                                 0
                  Insight Capital Partners III, L.P.                          1,071,092
                  Insight Capital Partners III Co-Investors, L.P.               187,748
                  Insight Capital Partners (Cayman) III, L.P.                   265,329
                  Jeffrey Horing                                                  9,523
                  Scott Maxwell                                                       0
                  Jerry Murdock                                                  45,183
                  Deven Parekh                                                        0
                  Peter Sobiloff                                                  9,523
                                                                              ---------
                  Aggregate as of March 6, 2003                               1,588,398

            (ii)  Shared power to vote or direct the vote

                  Insight Venture Associates III, LLC                         1,524,169
                  Insight Capital Partners III, L.P.                                  0
                  Insight Capital Partners III Co-Investors, L.P.                     0
                  Insight Capital Partners (Cayman) III, L.P.                         0
                  Jeffrey Horing                                              1,524,169
                  Scott Maxwell                                               1,524,169
                  Jerry Murdock                                               1,524,169
                  Deven Parekh                                                1,524,169
                  Peter Sobiloff                                              1,524,169
                                                                              ---------
                  Aggregate as of March 6, 2003                               1,524,169

Schedule 13D                                                       Page 14 of 15


            (iii) Sole power to dispose or direct the disposition of

                  Insight Venture Associates III, LLC                                 0
                  Insight Capital Partners III, L.P.                          1,071,092
                  Insight Capital Partners III Co-Investors, L.P.               187,748
                  Insight Capital Partners (Cayman) III, L.P.                   265,329
                  Jeffrey Horing                                                  9,523
                  Scott Maxwell                                                       0
                  Jerry Murdock                                                  45,183
                  Deven Parekh                                                        0
                  Peter Sobiloff                                                  9,523
                                                                              ---------
                  Aggregate as of March 6, 2003                               1,588,398

            (iv)  Shared power to dispose or direct the disposition of

                  Insight Venture Associates III, LLC                         1,524,169
                  Insight Capital Partners III, L.P.                                  0
                  Insight Capital Partners III Co-Investors, L.P.                     0
                  Insight Capital Partners (Cayman) III, L.P.                         0
                  Jeffrey Horing                                              1,524,169
                  Scott Maxwell                                               1,524,169
                  Jerry Murdock                                               1,524,169
                  Deven Parekh                                                1,524,169
                  Peter Sobiloff                                              1,524,169
                                                                              ---------
                  Aggregate as of March 6, 2003                               1,524,169

      (c) The following is a list of transactions in the Common Stock that were effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to Item 5(a), above:
N/A


    NAME    TRANSACTION       TYPE OF TRANSACTION       SHARES      PRICE PER SHARE
               DATE            (PURCHASE/SALE)


Schedule 13D                                                       Page 15 of 15


      (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

      (e) It is inapplicable for the purposes herein to state the date on which a Reporting Person ceased to be the owner of more than five percent (5%) of the shares of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       Exhibit 99.1: Joint Filing Agreement, dated as of March 6, 2003, among Insight Venture Associates III, LLC, Insight
                           Capital Partners, III, L.P., Insight Capital Partners
                           III Co-Investors, L.P., Insight Capital Partners
                           (Cayman) III, L.P., Jeffrey Horing, Scott Maxwell,
                           Jerry Murdock, Deven Parekh and Peter Sobiloff

       Exhibit 99.2:       Letter of Intent, dated as of February 24,
                           2003, by Insight Venture Management, LLC to the
                           Issuer.

       Exhibit 99.3:       Revised Letter, dated as of March 4, 2003, by
                           Insight Venture Management, LLC to the Issuer.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT VENTURE ASSOCIATES III, LLC

March 6, 2003
------------------------------
Date
/s/ Jeffrey Horing
------------------------------
Signature

Jeffrey Horing/Managing Member
------------------------------
Name/Title


INSIGHT CAPITAL PARTNERS III, L.P.

March 6, 2003
------------------------------
Date
/s/ Jeffrey Horing
------------------------------
Signature

Jeffrey Horing/Managing Member
------------------------------
Name/Title



INSIGHT CAPITAL PARTNERS III CO-INVESTORS, L.P.

March 6, 2003
------------------------------
Date
/s/ Jeffrey Horing
------------------------------
Signature

Jeffrey Horing/Managing Member
------------------------------
Name/Title



INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P.

March 6, 2003
------------------------------
Date
/s/ Jeffrey Horing
------------------------------
Signature

Jeffrey Horing/Managing Member
------------------------------
Name/Title

JEFFREY HORING

March 6, 2003
------------------------------
Date
/s/ Jeffrey Horing
------------------------------
Signature

Jeffrey Horing
------------------------------
Name/Title


SCOTT MAXWELL

March 6, 2003
------------------------------
Date
/s/ Scott Maxwell
------------------------------
Signature

Scott Maxwell
------------------------------
Name/Title


JERRY MURDOCK

March 6, 2003
------------------------------
Date
/s/ Jerry Murdock
------------------------------
Signature

Jerry Murdock
------------------------------
Name/Title

DEVEN PAREKH

March 6, 2003
------------------------------
Date
/s/ Deven Parekh
------------------------------
Signature

Deven Parekh
------------------------------
Name/Title



PETER SOBILOFF

March 6, 2003
------------------------------
Date
/s/ Peter Sobiloff
------------------------------
Signature

Peter Sobiloff
------------------------------
Name/Title